Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Policy for the Nomination of members of the Board of Directors,

Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A.

1.	Purpose

1.1	The Nomination Policy (“Policy”) aims at establishing the minimum requirements for the nomination of members to the Board of Directors (“Board”), to the Committees reporting to the Board of Directors (“Committees”) and to the Executive Board of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”).

2.	Principles

2.1	The nomination of the members shall comply with the Corporate Bylaws, the Internal Charter of the Board of Directors and, when applicable, of the Committees, the Corporate Governance Policy, the Code of Ethics and the ruling legislation, in order to reflect and consolidate the existing structures to protect the interests of our stockholders and the market.

2.2	The members nominated to the Board of Directors, Committees and Executive Board must be highly qualified professionals, with outstanding experience (technical, professional, academic) time availability for carrying out your functions and aligned with Itaú Unibanco’s values and culture.

2.3	The nomination process must also consider people with different characteristics and profiles, aiming to ensure complementarity of skills and variety of ideas.

3.	Nomination process for members of the Board of Directors

3.1	The composition of the Board of Directors shall be assessed on an annual basis to ensure the complementary duties of its members.

3.2	The proposal for the reelection of the members of the Board of Directors shall consider their good performance during the period, their experience and attendance at the meetings in the previous term of office.

3.3	No individual may be elected to the position of member of the Board of Directors who is seventy (70) years of age on the date of the election.

3.4	The Board of Directors shall be made up of at least one-third part of independent members.

3.4.1 In the event, due to the compliance of the percentage set forth in item 3.4, the number of members is a fraction number, it will be rounded to (i) the nearest higher integer, when the fraction is equal or higher than five tenths (0.5), or (ii) the nearest lower integer, when the fraction is equal or lower than five tenths (0.5).

3.4.2 The calculation of the vacancies for independent members will consider all the members qualified in accordance with the Corporate Governance Policy of the Company, regardless of whether they were nominated by controlling or minority stockholders.

3.5	It is advisable that the Board of Directors be made up of professionals with experience in different topics.

3.6	Together with the annual assessment of the Board of Directors, a report (or a matrix) on the skills of the Board members shall be prepared. The purpose will be to verify the efficiency of the Board and its complementary duties, as well as to highlight possible gaps in its composition.

3.6.1 The Appointments and Corporate Governance Committee will be the relevant authority to assess the report provided for in item 3.6 and to make recommendations on the report.

4.	Nomination process for members of the Committees

4.1	The following Committees report to the Board of Directors: (i) Audit Committee; (ii) Risk Management and Capital Committee; (iii) Personnel Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; (vi) Compensation Committee; and (vii) Related Parties Committee.

4.2	The members of the Committees will be elected on an annual basis by the Board of Directors from among its members and professionals of proven knowledge in their respective professional areas.

4.3	The reelection of the members of the Committees shall consider their good performance during the period, their experience and attendance at the meetings in the previous term of office.

4.4	The Audit Committee shall be exclusively made up of independent members, in accordance with its Regulation and the applicable regulations, provided that at least one of the members of this Committee will be designated a Financial Specialist.

4.5	The Related Parties Committee shall be fully made up of members of the Board of Directors considered independent members.

4.6	The Compensation Committee shall be exclusively made up of non-executive members, being at least one non-management member, in accordance with the applicable regulations.

4.7	The Appointments and Corporate Governance Committee shall be exclusively made up of non-executive members.

5.	Nomination process for members of the Executive Board

5.1	In order to make up the Executive Board, the Board of Directors shall nominate professionals with the ability to reconcile in a harmonious manner the interests of the Company, stockholders, managers and employees, as well as the Company’s social and environmental responsibilities in accordance with the legislation and ethical standards.

5.2	The Executive Board comprises the positions of Chief Executive Officer, General Directors, Vice Presidents, Executive Officers and Officers, as set forth by the Board of Directors.

Policy for the Nomination of members of the Board of Directors, Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A., approved on August 30, 2018	Page 2

5.3	In compliance with the requirements of the National Monetary Council, Central Bank of Brazil and Brazilian Securities Exchange Commission, the Board of Directors will elect, from among the members of the Executive Board, representatives with responsibilities towards authorities, stockholders and the general public.

5.4	The proposal for the reelection of the members of the Executive Board shall be based on their annual assessment, in which performance indicators, such as financial performance, client satisfaction, people management, targets that are cross-referenced with other departments and alignment with Itaú Unibanco’s culture, are considered.

6.	Function of the Appointments and Corporate Governance Committee in the nomination process

6.1	It will be the responsibility of the Appointments and Corporate Governance Committee as regards the selection and nomination guidelines:

a.	to identify, analyze and propose candidates for the Board of Directors to introduce them to the Annual General Meeting, determining if the candidate shall be considered, if elected, an executive, non-executive or independent director;

b.	to periodically review the criteria for defining an independent, executive or non-executive director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board Director in the light of the new criteria for independence which may eventually be established;

c.	to evaluate the functioning of the Board of Directors;

d.	to discuss and make recommendations on the succession of the Chairman or Co-Chairmen of the Board of Directors and the Directors;

e.	to discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;

f.	to discuss and make recommendations on the succession of the Chief Executive Officer; and;

g.	to assist in the identification of the Board Directors qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, it being incumbent on the Committee specifically to provide an opinion on the independence and financial specialization to the Audit Committee; and

h.	whenever deemed convenient, to recommend to the Board of Directors changes in the composition of the Board of Directors and the Committees which are subordinated to it.

7.	Approval

This Policy was approved by the Board of Directors on August 30, 2018.

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Policy for the Nomination of members of the Board of Directors, Committees reporting to the Board of Directors and the Executive Board of Itaú Unibanco Holding S.A., approved on August 30, 2018	Page 3